Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

7 January 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Changes to CEO, Director & Chairman roles

In accordance with ASX Listing Rule 3.16.1, we hereby confirm that Jack Truong is no longer employed as an Executive Director and Chief Executive Officer with effect from 6 January 2022 (US time)/7 January 2022 (Aus time). Harold Wiens has been appointed as Interim Chief Executive Officer and Michael Hammes has been appointed to the role of Executive Chairman with effect from 6 January 2022 (US time)/7 January 2022 (Aus time).

Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA),
Dean Seavers (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895